FROM THE PLAYBOOK OF JOHNNY LLC

A Texas Limited Liability Company

OPERATING AGREEMENT

Dated as of September 21, 2025

OPERATING AGREEMENT
FOR
FROM THE PLAYBOOK OF JOHNNY LLC,
A TEXAS LIMITED LIABILITY COMPANY

September 21, 2025

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS, AND CONDITIONS WHICH ARE SET FORTH HEREIN.

OPERATING AGREEMENT
FOR
FROM THE PLAYBOOK OF JOHNNY, LLC
A TEXAS LIMITED LIABILITY COMPANY

This Operating Agreement, is made as of this 18th day of September, 2025, by and among the signatories to this Agreement and any party subsequently admitted as a Member according to the terms and conditions of this Agreement (the "Members"), with reference to the following facts:

A. Effective January 29, 2025, the Certificate of Formation for FROM THE PLAYBOOK OF JOHNNY, LLC, a limited liability company organized under the laws of the State of Texas (the "Company"), was filed with the Texas Secretary of State.

B. Development of the Business requires invested ownership and the establishment of management procedures and organizational structures that the Members believe can be best accomplished through the Company.

C. The Members desire to provide for the following: (i) capitalization of the Company; (ii) relationships among the Members; (iii) admission of additional Persons as Members; (iv) rules for the orderly succession of ownership and control of the Company; (v) appropriate restrictions to prevent ownership of interests in the Company by Persons not admitted as Members; and (vi) repurchase of interests in the Company from Persons who terminate their employment with the Company, among others.

E. The Members therefore desire to adopt and approve this Operating Agreement for the Company.

NOW, THEREFORE, the Members hereby adopt this Operating Agreement for the Company under the laws of the State of Texas upon the terms and subject to the conditions set forth herein.

SECTION 1
DEFINITIONS

Act. The Texas Business Organizations Code, codified in Chapter 101 of the Texas Business Organizations Code, *et seq*., as the same may be amended from time to time.

Affiliate. An affiliate of a Member is:

(a) Any person directly or indirectly controlling, controlled by or under common control with a Member;

(b) Any person owning or controlling ten percent (10%) or more of the outstanding voting securities or beneficial interest of a Member;

(c) Any officer, director, partner, trustee or person acting in a substantially similar capacity for a Member;

(d) Any person who is an officer, director, manager, general partner, trustee of any of the foregoing; and

(e) Any member of the immediate family of any of the foregoing.

"Immediate family" includes spouse, ancestors, lineal descendants and siblings. The term "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

The term "control," for purposes of this definition, means (a) with respect to a

corporation or limited liability company, the right to exercise, directly or indirectly, more than ten percent (10%) of the voting rights attributable to a controlled corporation or limited liability company; and (b) with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

Agreement. This Operating Agreement as originally executed and as amended from time to time.

Articles. The Certificate of Formation for the Company originally filed with the Texas Secretary of State and as amended from time to time.

Bankrupt Member. As defined in this Agreement.

Bankruptcy.

(a) The filing of an application by a Member for, or the Member's consent to, the appointment of a trustee, receiver, or custodian of the Member's other assets;

(b) The entry of an order for relief with respect to a Member in proceedings under any chapter of the United States Bankruptcy Code, as amended or superseded from time to time;

(c) The making by a Member of a general assignment for the benefit of creditors;

(d) (The entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Member unless the proceedings and the person appointed are dismissed within one hundred twenty (120) days; or

(e) The failure by a Member generally to pay the Member's debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of the Member's inability to pay the Member's debts as such debts become due.

Capital Account. With respect to any Member, the capital account which the Company establishes and maintains for such Member pursuant to this Agreement.

Capital Contributions. The total value of cash and fair market value of property (including promissory notes) contributed to the Company by Members.

Code. The Internal Revenue Code of 1986, as amended from time to time, the provisions of succeeding law, and to the extent applicable, the Regulations.

Company. From The Playbook Of Johnny LLC.

Corporations Code. The Texas Corporations Code, as amended from time to time, and the provisions of succeeding law.

CPA. Shall have the meaning set forth in this Agreement.

Distributable Cash. The amount of cash which the Manager deems available for distribution to the Members, taking into account all of the Company debts, liabilities, and obligations then due and amounts which the Manager deem necessary to place into reserves for customary and usual claims with respect to the Company's business.

Distribution. Refers to any money or other property transferred without consideration to Members in proportion to their interests in the Company.

Divorcing Member. As defined in this Agreement.

Employee/Member. As defined in this Agreement.

ERISA. The Employee Retirement Income Security Act of 1974, as amended.

Fiscal Year. The Company's fiscal year, which shall be the calendar year.

Former Spouse. As defined in this Agreement.

Indemnification Expenses. As defined in this Agreement.

Liquidating Manager. As defined in this Agreement.

Liquidation. With respect to the Company, the date upon which the Company ceases to be a going concern (even though it may exist for purposes of winding up its affairs, paying its debts and distributing any remaining balance to its Members), and with respect to a Member where the Company is not in liquidation means the date upon which the termination of the Member's entire interest in the Company occurs by means of a distribution or the making of the last of a series of distributions (in one or more years) to the Member by the Company.

Majority Interest. One or more percentage interests of Members which taken together exceed fifty percent (50%) of the aggregate of all percentage interests.

Majority Interest of Manager. Shall mean the Manager who holds or represents a Member who holds more than fifty percent (50%) of all membership percentage interests.

Manager. Specifically, "Manager" shall mean Bayview Productions LLC, a Texas limited liability company.

Member. Each person who (a) is an initial signatory to this Agreement, has been admitted to the Company as a Member in accordance with the articles or this Agreement, or an assignee who has become a Member in accordance with this Agreement; (b) is a qualified person; and (c) has not resigned, withdrawn, been expelled or, if other than an individual, dissolved.

Membership Interest. A Member's entire interest in the Company, including the right to receive information concerning the business and affairs of the Company.

Net Profits and Net Losses. Net profits and net losses shall mean, for each fiscal year or other period, an amount equal to the Company's income or loss for such year or period (including any gain or loss realized on the sale or other disposition of assets), determined in accordance with generally accepted accounting principles.

Notice of Proposed Sale. As defined in this Agreement.

Percentage Interest. A Members "percentage interest" shall mean the percentage of each Members stock ownership in the Company as set forth opposite the name of such Member under the column "Member's Percentage Interests" in Exhibit A hereto, as such percentage may be adjusted from time to time pursuant to the terms of this Agreement.

Person. An individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust, association or any other entity.

Prime Rate. The prime rate per annum published by the *Wall Street Journal* from time to time.

Proceeding. As defined in this Agreement.

Qualified Person. Any person other than (i) any nonresident alien, (ii) an individual, and an estate or type of trust not permitted to qualify as a shareholder of a limited liability company; or (iii) any person otherwise eligible to be a shareholder who would cause the Company to have more than 75 members.

Regulations. Unless the context clearly indicates otherwise, the regulations currently in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code.

SEC. The Securities and Exchange Commission.

Securities Act. The Securities Exchange Act of 1934, as amended.

Third-Party Purchaser. As defined in this Agreement.

SECTION 2
ORGANIZATIONAL MATTERS

2.1 <u>Formation and Qualification</u>. The Members have formed a Texas limited liability company under the laws of the State of Texas by filing a Certificate of Formation with the Texas Secretary of State and entering into this Agreement. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. The Company shall also qualify and register to engage in business in any other jurisdiction in which the activities of the Company require such qualification or registration.

2.2 <u>Name</u>. The name of the Company shall be "FROM THE PLAYBOOK OF JOHNNY LLC" The Business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Company deems appropriate or advisable. The Chief Executive Officer or any other Officer or Manager shall file any fictitious name certificates and similar filings, and any amendments thereto, Company considers appropriate or advisable.

2.3 <u>Term</u>. The term of this Agreement commenced as of the 18th day of September, 2025, and shall continue until terminated as provided this Agreement.

2.4 <u>Office and Agent.</u> The Company shall continuously maintain a registered agent in the State of Texas. The name and address of the registered agent in the State of Texas is William Anthony Cooke at 217 Barracuda, Bayou Vista, Texas 77563. The principal office of the Company shall be located at 217 Barracuda, Bayou Vista, Texas 77563, or such other location as the Manager may determine.

2.5 <u>Names and Addresses of the Members and the Directors</u>. A record of the names and addresses of the Members and the Directors shall be maintained as required under this Agreement. A Member who changes his or her address shall notify the Company of such change.

2.6 <u>Business of the Company</u>. The Company shall not engage in any business or activities other than the following without Manager Approval and the consent of a Majority Interest of the Members:

(a) production of a motion picture;

(b) any business activities designated and adopted as the business activities of the Company; and

(c) such other activities related to or expanding upon the foregoing, as may be necessary to further the interests of the Company.

SECTION 3
UNITS; CAPITAL STRUCTURE; CAPITAL CONTRIBUTIONS; AND COMPANY LIABILITIES

3.1 <u>Initial Capital Contributions</u>. The Members' capital accounts as of September 21, 2025 are as set forth on Exhibit A which reflect that capital contributions of cash and fair market value of property (net of liabilities) made to the Company upon the company's formation. Such contributions and credit shall be in proportion to the Members' Percentage Interests. No Member will be obligated to restore any amount of any deficit in such Member's capital account.

3.2 <u>Types of Units</u>. Initially, two types of Units shall be available for issuance: Common Units and Preferred Units. Units may be issued at the direction of the Manager in the numbers and under the terms and conditions as set forth and subject to all other applicable provisions of this Agreement. Any issuance of Units in excess of the number of Units authorized in this Agreement, with terms and conditions different than those terms and conditions provided in this Agreement shall not be

permitted unless first adopted with Manager Approval. Issuance of all Units shall be reflected on Exhibit A to this Agreement, together with the name, address and contact information for the Member to whom the Units are issued and other information, such as the type of Unit issued, the Capital Contribution, if any, made in exchange for the Units, and the Class of the Units issued, and any other information needed to allow the Company to execute the terms of this Agreement.

(a) Preferred Units. Preferred Units are Units issued in exchange for Capital Contributions in the form of cash or property not less than the Unit Value established by the Company at the time the Preferred Units are issued (or at the time options, warrants or convertible debt instruments convertible into the Common Units are issued). The Company is authorized to issue an aggregate of 4,000,000 Preferred Units.

(b) Common Units. Common Units are Units that may be issued to Working Members without the requirement of Capital Contributions as an equity-based incentive for their efforts on behalf of the Company. Common Units shall be issued only with Manager Approval. The Company is authorized to issue an aggregate (including all Classes of Common Units) of 4,000,000 Common Units. Common Units of a designated Class are entitled to participate in the same manner as Common Units with respect to all allocations of Net Profits and all Company Valuation Increases occurring after the Class is issued. Common Units shall be evidenced by a Unit Certificate in the form of Exhibit B to this Agreement, setting forth the number and Class of Common Units issued. The Working Members and all Common Units issued to Working Members shall be subject to all applicable provisions of this Agreement, including those provisions set forth in this Agreement relating to restrictions upon Common Units. Common Units may be granted as of any day of the Company's Fiscal Year, provided that any Common Units granted as of any day other than the first day of a Fiscal Year shall not be eligible to participate in Operating Net Profits, Net Losses or distributions derived from Operating net Profits until the first day of the Fiscal Year following the date the Common Units were issued. The holder of the Common Units shall be eligible to participate in Net Profits and distributions resulting from a Capital Event immediately upon issuance of the Common Units.

3.3 Capital Contributions, Additional Capital Contributions; Issuance of Units.

(a) No Member shall be required to make any Capital Contribution other than as required under this Agreement.

(b) The Company may propose that additional Capital Contributions be raised by issuing additional Units in excess of the limits set forth in this Agreement any time funds are required for the Business of the Company, or seek increases of such limits for raising Capital Contributions in the future; provided that any such action shall require Manager Approval.

(c) Any increase in the limit on the number of Units which may be issued under this Agreement shall be subject to Manager Approval.

3.5 Capital Accounts.

(a) Maintenance of Capital Accounts. The Company shall establish and maintain an individual Capital Account for each Member. In general, a Member's Capital Account shall be (i) increased by (A) the Member Capital Contributions, and (B) the Member's allocable share of Net Profits (and any specially allocated gain or income under this Agreement); and (ii) decreased by (A) the Member's allocable share of Net Losses, and (B) the amount or value of any distribution made to the Member; provided, however that in the unlikely event application of these general rules otherwise conflicts, the applicable provisions of the Regulations shall control. In the event a Member transfers all or a part of a Membership Interest in accordance with this Agreement, the portion of the Capital Account attributable to the transferred Membership Interest shall carryover

to the new owner of the Membership Interest.
(b) Adjustments of Capital Accounts. The Capital Accounts of all existing Members shall be subject to adjustment upon issuance of new Units. Capital Accounts shall also be subject to adjustment if a significant number of Units are repurchased by the Company. The amount of the adjustment to the Capital Accounts shall be determined by treating the amount of Valuation Increase or Valuation Decrease as Net Profits or Net Losses attributable to a Capital Event under this Agreement, respectively, and then applying the Capital Account maintenance rules under this Agreement.
3.6 No Interest. No Member shall be entitled to receive any interest on his or her Capital Contributions.
3.7 No Withdrawal Rights. No Member or Economic Interest holder shall have any right to withdraw Capital Contributions or any portion of a Capital Account in advance of the time distributions of Distributable Cash would be required to be made with respect to such Member or Economic Interest under this Agreement.
3.8 No General Member Liability for Company Obligations. Except as explicitly provided by this Agreement, no Member shall, by reason of being a Member or acting in the conduct of the Business, be liable or accountable, directly or indirectly, including by way of indemnification, contribution, assessment, or otherwise, for the debts, obligations, or liabilities of the Company or another Member or Manager, whether such liability arises in tort, contract, or otherwise.
3.9 Reserved.
3.10 Payment of Indemnity Obligations. In the event of an Indemnifiable Loss, each Member shall be responsible for his or her Percentage Interest of such Indemnifiable Loss, immediately upon written demand upon the other Members, require each Member to contribute his or her Percentage Interest of the Indemnifiable Loss toward payment of the Indemnifiable Loss. Each Member severally agrees to pay the Member who has paid the Excess Loss Share the aforementioned amount within ten (10) business days after notice of written demand, together with interest thereon (if any) commencing on the date of delivery of such request at the rate announced in the Wall Street Journal (Western Edition) as the "prime rate" plus three percent (3%), but in no event shall such rate of interest exceed the maximum rate permissible under law.
(b) Primary Liability. The liability of the Members under this Agreement is direct and primary and is not conditioned or contingent upon prior pursuit of any remedies.
(c) Defense of Actions. In the event any action is brought by a creditor or related third party, the Member knowledgeable of said action shall promptly notify the Company and each Member of such action. The Company shall at its sole cost and expense defend any action; provided, however, that if the Company then has insufficient financial resources to defend such action, the Members shall bear the cost and expense thereof in proportion to their Percentage Interests. In such event, a Majority Interest of the Members shall have the right to select any and all counsel who may be retained to defend an action. Notwithstanding the foregoing, the Member(s) shall have the right to approve any and all counsel who may be retained by Company or the Members to defend any action. A Majority Interest of the Members shall have the right to approve any settlement of the action.
(d) Waiver. The Members hereby jointly and severally waive their rights and agree not to settle any claim established against Company to any creditor without the prior written consent of the Members unless such settlement results in a complete and unconditional release of all such Members.
(e) Default. In the event of a default or failure of a Member to meet his or her obligations under

this Agreement, the Percentage Interest of the defaulting Member shall be excluded in calculating the Percentage Interests of the remaining Members and their respective shares of the Indemnifiable Loss and indemnity obligations hereunder, provided that each non-defaulting Member shall thereafter have a right to indemnity from the defaulting Member.

(f) Indemnification Obligation of Company Not Affected. Each Member who pays an Indemnifiable Loss, whether through an indemnity payment or contribution under this Agreement shall be entitled to indemnification by the Company.

3.11 Indemnification of Members by the Company. The Company agrees, to the extent of Business Assets and subject to the terms of this Agreement, to indemnify and hold each Member harmless from and against, and to reimburse each Member on demand for, any damage, loss, cost, or expense (including attorney fees and costs of investigation incurred in defending against and/or settling such damage, loss, cost, or expense) reasonably incurred by the Member arising out of or in connection with the ordinary and proper conduct of the business of the Company or incurred by the Member for the preservation of the Business or Business Assets. No Member, when acting in the ordinary and proper conduct of the business of the Company or for the preservation of the Business or Business Assets, shall have any liability to the Company or to any other Member of the Company for any loss suffered by the Company that arises out of any action or inaction of the Member.

SECTION 4
MEMBERS

4.1 Limited Liability. Except as required under the Act or as expressly set forth in this Agreement, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise unless the Member makes a guarantee pursuant to the requirement of a lender making a loan to the Company.

4.2 Members Are Not Agents. Pursuant to this Agreement and the articles, the management of the Company is vested in the Manager. No Member, acting solely in the capacity as a Member, is an agent of the Company nor can any Member in such capacity bind or execute any instrument on behalf of the Company.

4.3 Admission of Additional or Substituted Members. The Manager, with the approval of a majority interest of the Members (who may also be the Manager), may admit additional members to the Company. Any additional Members shall obtain membership interests and will participate in the management, of the Company on such terms as are determined by the Manager and approved by a majority interest of the Members. Any additional Members shall share in the net profits, net losses, and distributions of the Company in proportion to their Percentage Interests as provided herein.

4.4 Withdrawals or Resignations. Members may withdraw from the Company for any reason upon ninety (90) days' prior written notice to the Company and other Members. Any such withdrawing Member shall not be entitled to a return of their Capital Contributions, unless as required by any applicable law or if agreed upon by the majority interest of the Members (who may also be the Manager).

4.5 Transactions with the Company. Subject to any limitations set forth in this Agreement and with the prior approval of the Manager after disclosure of the Member's involvement, a Member may lend money to and transact other business with the Company. Subject to other applicable

law, such Member has the same rights and obligations with respect thereto as a person who is not a Member.

4.6 Voting Rights. Except as expressly provided in this Agreement or the articles, Members shall have no voting, approval or consent rights. Members shall have the right to approve or disapprove matters as specifically stated in this Agreement. In all matters in which a vote, approval or consent of the Members is required, a vote, consent or approval of Members holding a majority interest shall be sufficient to authorize or approve such act.

4.7 Meetings of Members.

(a) Date, Time and Place and Procedures for Meetings. Meetings of Members may be held at such date, time and place within or without the State of Texas as the Manager may fix from time to time. No annual or regular meetings of Members or Manager are required. The procedures for the meetings shall be subject to the following provisions which shall govern the procedures of meetings:

(1) Written notice of a meeting of Members shall be sent or otherwise given to each Member not less than two (2) business days before the date of the meeting if notice by mail or forty-eight (48) hours before the date of the meeting if notice delivered personally or by telephone, electronic mail or facsimile. If the meeting involves any matter of urgency as determined solely by the Manager, notice shall be at least twenty-four (24) hours prior to the time of the meeting. The notice shall specify the place, date and hour of the meeting and the general nature of the business to be transacted. No other business may be transacted at this meeting. Upon written request to a Manager by any person entitled to call a meeting of the Members, the Manager shall immediately cause notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the person calling the meeting.

(2) Notice of any meeting of Members shall be given either personally or by mail, express mail, overnight mail or electronic mail, or other means of written communication, charges prepaid, or by fax (with a confirming copy sent by first-class mail) addressed to the Member at the address of that Member appearing on the books of the Company or given by the Member to the Company for the purpose of notice. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by electronic mail or other means of written communication.

(A) In order that the Company may determine the Members of record entitled to notices of any meeting or to vote, or entitled to receive any distribution or to exercise any rights in respect of any distribution or to exercise any rights in respect of any other lawful action, a Manager, or Members representing more than ten percent (10%) of the membership interests may fix, in advance, a record date, in order to identify the Members entitled to participate at the meeting. The record date shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining Members entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given.

SECTION 5
MANAGEMENT AND CONTROL OF THE COMPANY

5.1 Management of the Company by Manager.

(a) Exclusive Management by Manager. The business, property and affairs of the Company shall be managed exclusively by the Manager. The Manager shall consult amongst its' principals

regarding conducting the affairs of the business and may delegate, from time to time, actions of the Manager from one another. Except for situations in which the approval of the Members is expressly required by the articles or this Agreement, the Manager shall have full, complete and exclusive authority, power, and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs.

(b) More Than One Manager. In the case of Member who is acting in a capacity as a trustee of a trust, the trustee is treated as the Member. If there is more than one Manager all actions of the Manager may be taken only by the vote or written consent of majority interest of Manager.

(c) Management Responsibilities. The Manager shall from time to time determine how to share the management responsibilities.

(d) Duty of Manager.

(1) A Manager must discharge the duties of a Manager in accordance with the Manager's good faith business judgment in what the Manager believes is in the best interests of the Company. The Manager is entitled to rely on information, opinions, reports and statements or other data prepared or presented by any person to the Manager that the Manager believes in good faith to be reliable and competent in the matters presented.

(2) A Manager who performs the duties of Manager shall not have any liability by reason of being or having been a Manager of the Company. A Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, gross negligence, or willful misconduct by the Manager.

(e) Meetings of Manager.

(1)Formal meetings of the Manager are not required but may be called by any Manager upon two (2) business days' notice by mail or forty-eight (48) hours notice delivered personally or by telephone, telegraph or facsimile. A notice need not specify the purpose of any meeting. Notice of a meeting need not be given to any Manager who signs a waiver of notice or consents to holding the meeting upon approval of the minutes thereafter, whether before or after the meeting, or who attends the meeting. All such waivers, consents and approvals shall be filed with the Company records or made a part of the minutes of the meeting.

(2) A majority interest of the Manager present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment shall be given prior to the time of the adjourned meeting to the Members who are not present at the time of the adjournment.

(3) Meetings of the Manager may be held at any place within or without the State of Texas which has been designated in the notice of the meeting or at such place as may be approved by the Manager.

(4) Manager may participate in a meeting through use of conference telephone or similar communications equipment, so long as all Members participating in such meeting can hear one another. Participation in a meeting in such manner constitutes a presence in person at such meeting.

A majority interest of Manager constitutes a quorum of the Manager for the transaction of business. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Manager, if any action taken is approved by at least a majority of the required quorum for such meeting.

(A)These provisions apply also to committees of the Manager and actions taken by such committees.

5.2 Election of Manager.

(a) Number, Term, and Qualifications. The number of Manager of the Company shall be fixed at one (1) with Bayview Productions LLC, a Texas limited liability company, serving as the Manager. The Manager must be a qualified person even though the Manager may not be a Member. Unless a Manager resigns or is removed, the Manager shall hold office until a successor shall have been elected and qualified.

(b) Resignation. The Manager may resign at any time by obtaining unanimous written consent from the Members, without prejudice to the rights, if any, of the Company under any contract to which the Manager is a party. The resignation of the Manager shall take effect upon the receipt of the consent of the Members or at such later time as shall be specified by such consent.

(c) Removal. The Manager may be removed upon committing acts of gross negligence, willful misconduct or fraud.

(d)Vacancies. Any vacancy occurring for any reason in the number of Manager may be filled by the affirmative vote or written consent of Members holding a majority interest.

5.3 Powers of Manager.

(a) Powers of Manager. Without limiting the generality of this section, but subject to applicable provisions in this Agreement, and to the express limitations set forth elsewhere in this Agreement, the Manager shall have all necessary powers to manage and carry out the purposes, business, property, and affairs of the Company, including, without limitation, the power to:

(1) Acquire, purchase, renovate, improve, alter, rebuild, demolish, replace, and own real property and any other property or assets that the Manager determine is necessary or appropriate or in the interests of the business of the Company, and to acquire options for the purchase of any such property;

(2) Sell, exchange, lease, or otherwise dispose of the real property and other property and assets owned by the Company, or any part thereof or any interest;

(3) Borrow money from any party, including the Manager and their affiliates, issue evidences of indebtedness in connection therewith, refinance, increase the amount of, modify, amend, or change the terms of or extend the time for the payment of any indebtedness or obligation of the Company, and secure such indebtedness by mortgage, deed of trust, pledge, security interest, or other lien on Company assets;

(A) Invest in any partnership, limited liability company or other entity consistent with the purposes of the Company;

(B) Guarantee the payment of money or the performance of any contract or obligation of any person;

(C) Sue on, defend, or compromise any and all claims or liabilities in favor of or against the Company; submit any or all such claims or liabilities to arbitration; and confess a judgment against the Company in connection with any litigation in which the Company is involved; and

(1) Retain legal counsel, auditors, and other professionals in connection with the Company business and to pay therefore such remuneration as the Manager may determine.

(b) Limitations on Power of Manager. The Manager shall not have authority to cause the Company to engage in the following transactions without first obtaining the affirmative vote or written consent of a majority interest (or such greater percentage interests set forth below) of the Members:

(1) The merger of the Company with another limited liability company, corporation or limited

partnership shall require the affirmative vote or written consent of Members holding a majority interest; provided, in no event shall a Member be required to become a general partner in a merger with a limited partnership without such Member's express written consent or unless the agreement of merger provides each Member with dissenter's rights.
(2) Any act which would make it impossible to carry on the ordinary business of the Company.
(3) The acquisition of any real or personal property by the Company which is to be held in the name of any person other than the Company.
(4) Any other transaction described in this Agreement as requiring the vote, consent, or approval of the Members.
5.4 Members Have No Managerial Authority. The Members shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the articles and except as expressly required by the Act. Unless expressly and duly authorized in writing to do so by a Manager, no Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, or to render it liable for any purpose.
5.5 Devotion of Time. Each Manager shall devote whatever time, effort, and skill such Manager deems appropriate for the operation of the Company.
5.6 Competing Activities. Each Member and the Company waive any and all rights and duties that they may have against any other Member or any Manager and any affiliate as a result of taking any such opportunities or any of such activities that may otherwise be included within the scope of the business opportunity doctrine.
5.7 Transactions between the Company and the Manager.
(a) Notwithstanding that it may constitute a conflict of interest, the Manager may, and may cause their affiliates to, engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property or the rendering of any service, the lending or borrowing of any money, or the establishment of any salary, other compensation, or other terms of employment for employees of any affiliate) with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of similarly performing them and in similar transactions between parties operating at arm's length.
(b) A transaction between the Manager or their affiliates, on the one hand, and the Company, on the other hand, shall be conclusively determined to constitute a transaction on terms and conditions, on an overall basis, fair and reasonable to the Company and at least as favorable to the Company as those generally available in a similar transaction between parties operating at arm's length if a majority interest of the Members who have no interest in such transaction (other than their interests as members) affirmatively vote or consent in writing to approve the transaction. Notwithstanding the foregoing, the Manager shall not have any obligation, in connection with any such transaction between the Company and the Manager or an affiliate of the Manager, to seek the consent of the Members.
5.8 Payments to Manager. Except as provided in this Agreement, no Manager or affiliate of a Manager is entitled to remuneration for services rendered or goods provided to the Company. The Company shall reimburse the Manager and their affiliates for the actual cost of goods and materials used for or by the Company. Notwithstanding this provision, principals of the Managers shall be entitled to compensation for services provided to the Company in their capacity not acting as a Manager. For purposes of clarity, such services shall include, but not be limited to directing, producing, and marketing the film.

5.9 Acts of Manager as Conclusive Evidence of Authority. Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other person, when signed by either of the Manager is not invalidated as to the Company by any lack of authority of the signing Manager in the absence of actual knowledge on the part of the other person that the signing Manager had no authority to execute the same.

5.10 Officers.

(a) Appointment. The Manager may appoint officers at any time.

(b) Officers. The officers of the Company, if deemed necessary by the Manager, may include a chairperson, CEO, president, one or more vice presidents, secretary, and chief financial officer. The officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. As Manager is not an individual, such manager's officers may serve as officers of the Company if elected by the Members. The officers shall exercise such powers and perform such duties as shall be determined from time to time by the Manager.

(c) Removal, Resignation and Filling of Vacancy of Officers. Subject to the rights, if any, of an officer under a contract of employment, any officer may be removed, either with or without cause, by the Manager at any time.

(1) Any officer may resign at any time by giving written notice to the Manager. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

(2) The Manager shall have the right but not the obligation to fill any vacancy in any office.

(c) Salaries of Officers. The Manager shall determine the salaries of all officers and agents of the Company.

(d) Limited Liability. No person who is a Manager or officer or both a Manager and officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager or officer or both a Manager and officer of the Company.

SECTION 6
ALLOCATIONS OF NET PROFITS AND NET LOSSES AND DISTRIBUTIONS

6.1 Allocations of Net Profits and Net Losses. Net Profits and Net Losses are calculated by treating all Compensation, if any, paid to Working Members either as deductible salary or wages or as a deductible "guaranteed payment" (or as a deductible reimbursement of cost of labor). Thus all amounts paid as Compensation are taken into account in determining Net Profits or Net Losses and thus, are not allocated under this Section 6. After determination of Net Profits or Net Losses for the Fiscal Year, allocations are to be made as follows:

(a) Net Losses. Net Losses for each Fiscal Year shall be allocated in the following order and priority:

(i) First, Net Losses shall be allocated among the Preferred Members and Common Members until the Capital Account balances of all Common Members and Working Members have been reduced

to zero in the following manner: Net Losses shall be allocated among the Members within this group in proportion to their respective Percentage Interests, until the first Member's Capital Account balance is reduced to zero, at which point no further allocation shall be made to the Member or Members with zero Capital Account balances, and thereafter allocations of Net Losses shall continue in proportion to the Percentage Interests of those Members with positive Capital Accounts until the next Member's Capital Account balance is reduced to zero, and continuing in the same manner until the Capital Accounts of all Working Members and Common Members have been reduced to zero.

(ii) Thereafter, among the Members, according to their respective Percentage Interests.

(b) Operating Net Profits. Operating Net Profits for each Fiscal Year shall be allocated in the following order and priority:

(i) First, to those Members who have received previous allocations of Net Losses (to the extent not offset by prior allocations under this Agreement or by adjustments to Capital Accounts) in the reverse order and in the same amount that Net Losses were allocated among the Members until all allocations of Net Losses have been entirely reversed and offset by allocations of Net Profits; and

(ii) Thereafter, any remaining Operating Net Profits shall be allocated among the Members holding Preferred Units plus an additional 20% return based on their respective Percentage Interests. Thereafter, Members holding Common Units shall receive such distributions. according to their Percentage Interests.

(c) Net Profits from Capital Events. Net Profits from Capital Events shall be allocated in the following order and priority:

(i) First, to those Members who have received previous allocations of Net Losses under this Agreement to the extent not offset by prior allocations under this Agreement or by adjustments to Capital Accounts pursuant to this Agreement in the reverse order and in the same amount that Net Losses were allocated among the Members under Section this Agreement, until all allocations of Net Losses have been entirely reversed and offset by allocations of Net Profits; and

(ii) Thereafter, any remaining Net Profits from a Capital Event shall be allocated among the Members according to their Percentage Interests.

6.4 Distributions by the Company.

(a) Distributions of Operating Net Profits. During each Fiscal Year, Distributable Cash shall first be distributed as follows:

(i) First, among the Members holding Preferred Units, according to their respective Percentage Interests, provided that such distributions shall not exceed the cumulative amount of Net Profits which have not been previously distributed as of the time of distribution. Members holding Preferred Units shall further receive an additional 20% return based on their respective Percentage Interests before Members holding Common Units shall receive such distributions.

(ii) Thereafter, any distributions exceeding the limit set forth in this Agreement shall be distributable as set forth in this Agreement.

(b) Distributions Following a Capital Event. Following a Capital Event, Distributable Cash shall be distributed among the Members according to the balances of their respective Capital Accounts, which Capital Accounts shall reflect the Members' allocations of Net Profits or Net Losses from such Capital Event. Distributable Cash will then be distributed according to the adjusted Capital Account balances.

(c) Tax Distributions. For the purpose of funding tax liabilities of Common Members and Working Members, an amount equal to not less than forty-five percent (45%) of the Net Profits allocated among the Members pursuant this Agreement shall be distributed among the Members within

ninety (90) days following the end of the Fiscal Year with respect to which the distribution is being made and shall be in proportion to the Percentage Interests of all such Members. All distributions made during the Fiscal Year under this Agreement shall count toward the requirement in this Agreement, excluding those distributions made during the first ninety (90) days of a Fiscal Year which relate to the prior Fiscal Year.

(d) General Distribution Rules.

(i) All distributions shall be made only to the Persons who, according to the books and records of the Company, are the holders of record of the Economic Interests in respect of which such distributions are made on the actual date of distribution.

(ii) The Manager, in their discretion, at the time a distribution would otherwise occur with respect to particular Common Units, treat any advances made to, or other amounts owed to the Company by Working Members as advance distributions of amounts distributable with respect to Common Units, and thus offset the amount of the distribution by all or a portion of the advances or other amounts owed to the Company.

(iii) Neither the Company nor any of the Directors or Officers shall incur any liability for making distributions according to this Agreement.

SECTION 7
TRANSFER AND ASSIGNMENT OF INTERESTS

7.1 Restrictions on Transfer. Every sale, assignment, transfer, exchange, conveyance, pledge, disposition, grant, encumbrance, hypothecation, gift, testamentary disposition or any other complete or partial relinquishment of the legal or equitable ownership of an LLC interest, however characterized, whether voluntary or involuntary, by or without judicial proceeding or by operation of law, by a Member or an Assignee of a Member shall be made in accordance with this Agreement. Any attempted disposition of an LLC interest in violation of this Agreement shall be null and void and ineffective for all purposes, ad any purported or attempted action contrary to this Agreement shall be a material breach of this Agreement. Neither the Company nor any Member of the Company shall be obligated to acknowledge such attempted transfer or give any legal effect to the transfer except for the attempted disposition. Any Member who, voluntarily or involuntarily transfers its entire LLC Interest to the entire financial portion of its LLC shall no longer be a Member and shall thereafter have no Member rights as defined herein. Each Member acknowledges the reasonableness of the restrictions contained herein as to keep the interest in compliance with federal and state securities laws.

7.2 Death of a Member. In the event of the death, dissolution, or incompetency of a Member, the receiver, other successor in interest, personal representative or heirs of the Members, as the case may be, to the extent of the deceased, dissolved, or incompetent Member's interest, will have such Member's rights in the capital, profits, and losses and such Member's responsibilities regarding all of the obligations and liabilities as a Member, subject to and in accordance with the terms and conditions of this Agreement, and may be admitted to the Company as a Member in accordance with the terms and conditions of this Agreement, unless otherwise prohibited by its terms or law, upon the signing and delivery of transfer and assignment documents in form and substance satisfactory to the Manager.

7.3 Rights of Legal Representatives. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative may

exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property, including any power the Member has under the articles or this Agreement to give an assignee the right to become a Member. If a Member is a corporation, trust, or other entity and is dissolved or terminated, the powers of that Member may be exercised by the Member's legal representative or successor, until the sooner of (i) such Member is dissolved or terminated, or (ii) such Member assigns all of the Member's interest to another.

7.4 No Effect to Transfers in Violation of Agreement.

(a) Upon any purported transfer of a membership interest in violation of this Article 7, the transferee shall not have any right to vote or participate in the management of the business, property and affairs of the Company or to exercise any rights of a Member. The transfer shall be null and void and shall not confer any right or interest in the Company to any purported transferee.

(b) Any purported transfer of a membership interest in violation of this Agreement will not affect the beneficial ownership of the membership interests. Thus the Member or successor thereto attempting to make the purported transfer will retain full rights in the membership interest, including the right to receive liquidating distributions and distributions of distributable cash. The Member or successor thereto attempting to make the purported transfer will likewise continue to report such Member's share of profit and loss as allocated pursuant to such Member pursuant to this Agreement.

(c) If requested by any Member or Manager prior to the voting on any matter required or permitted for a Member to vote, a Member shall represent and warrant to the Company and to all other Members, individually, that the Member is not in breach of this Agreement at the time of voting on any matter as permitted or required in this Agreement or by the Act.

SECTION 8
PURCHASE RIGHTS, CONSEQUENCES OF TERMINATION EVENTS, DISSOLUTION OF MARRIAGE, AND TERMINATION OF MEMBERSHIP INTEREST

8.1 Termination Event.

(a) Consequence of Termination Event. Upon the occurrence of a Termination Event affecting a Member, the Company shall continue without dissolution or liquidation. The Company shall have the fully and freely assignable right to purchase, and if such right is exercised, the Member (or his or her successor(s) in interest or legal representative) whose actions, or circumstances resulted in the Termination Event shall sell, the Former Member's Interest as provided in this Agreement.

(b) Former Member's Interest. For purposes of Agreement, and except as provided in this Agreement, the Former Member's Interest shall include all Units held, at the time of the Termination Event, either (i) by the Member, or (ii) by any Person who received such Units as the result of a Permitted Transfer.

8.2 Redemption Price. The purchase price for the Company (or any assignee) to reacquire or redeem the Former Member's Interest (the "Redemption Price") shall be the aggregate Unit Values for all of the Preferred Units and Common Units which constitute the Former Member's Interest on the date of the Termination Event as determined as set forth in this Agreement.

8.3 Notice of Intent to Purchase. Within thirty (30) days after the Redemption Price of the Former Member's Interest has been determined in accordance with Exhibit D, the Company shall notify the Former Member or the Former Member's successor in interest in writing of its desire to

purchase all or any portion of the Former Member's Interest. The Company may assign its right to purchase under this Section 8 to any Person in whole or in part with the approval of the Company.

8.4 Payment of Redemption Price. The Company or the Company's assignees, as the case may be, shall pay the Redemption Price at the closing in the form of (i) cash; (ii) a full-recourse promissory note (the "Note") bearing interest at the applicable federal rate for mid term obligations (annual compounding) under Section 1274(a) of the Code in effect on the day of closing; or (iii) a combination of cash and a Note. Principal and interest on the Note shall be payable in a maximum of five (5) equal annual installments with payments commencing one year following Closing. In all cases, the Note shall be (i) prepayable without premium or penalty, and (ii) payable in full in the event of a Capital Transaction.

8.5 Closing of Purchase of Former Member's Interest. The closing of sale and purchase of a Former Member's Interest pursuant to this Section 8 shall be held at the principal office of Company no later than sixty (60) days after the determination of the Redemption Price, except that if the closing date falls on a Saturday, Sunday, or legal holiday, then the closing shall be held on the next succeeding business day. At the closing, the Former Member shall deliver to the Company an instrument of transfer (containing warranties of title and no encumbrances) conveying the Former Member's Interest to the Company or to the Person or Persons exercising the Company's rights under this Section 8. The Former Member and the Company shall do all things and execute and deliver all papers as may be reasonably necessary to consummate such sale and purchase in accordance with the terms and provisions of this Agreement.

8.6 Reserved.

8.7 Dissolution of Marriage.

(a) Any Membership Interest subject to transfer, disposition or allocation in connection with a marital settlement agreement, legal separation, dissolution of marriage, annulment of marriage or similar procedure (a "Marital Dissolution"), as to assets and property, community or separate, of any Member, shall be allocated in the property division to the extent possible to the Member and not the Member's spouse (the "Former Spouse"). If, however, a Former Spouse receives, retains or is awarded any Membership Interest (which shall become an Economic Interest in the hands of the Former Spouse), the Member shall promptly give notice thereof to the Company, and the Company shall have the right to purchase, and the Former Spouse shall have the obligation to sell, such Former Spouse's Economic Interest as provided in this Section 8.7.

(b) In the event of a Marital Dissolution, the Member involved in the Marital Dissolution shall have the option, exercisable for a period of ninety (90) days following Marital Dissolution (or the transfer of the Membership Interest or Economic Interest pursuant to the Marital Dissolution, if later), to purchase any or all of the Former Spouse's Economic Interest at the price and terms provided in this Agreement.

(c) If, for any reason, the Member does not exercise the option to purchase all of the Former Spouse's Economic Interest within ninety (90) days after the Marital Dissolution (or the transfer of the Economic Interest pursuant to the Marital Dissolution, if later), the Member shall promptly give notice of such fact to the Company. The Company shall have the assignable option, exercisable at any time thereafter, to purchase and redeem any or all of the Former Spouse's Economic Interest at the price and on the terms provided in this Section 8.7.

(d) A purchase of the Economic Interest of a Former Spouse pursuant to this Section 8.7 shall be initiated by the Company or the Member or other Person exercising the Company's right as assignee by providing a notice of intent to purchase to the Company and the Former Spouse. Within thirty (30) days following the determination of the Redemption Price pursuant to Section

8.7(e), the Company or Person who filed the notice of intent to purchase shall, by written notice to the Former Spouse, either confirm or withdraw such notice. If the notice of intent to purchase is confirmed, the closing for the sale of the Former Spouse's Economic Interest shall be held pursuant to the procedure for closing of sale of a Former Member's Interest under this Agreement.
(e) The purchase price of a Former Spouse's Economic Interest shall be determined pursuant to the method for determination of the Redemption Price set forth in this Agreement; provided that the determination of the Redemption Price shall be initiated by a notice of intent to purchase and all deadlines shall be measured from the date of such notice rather than from the notice of a Termination Event; and, further provided that the Redemption Price shall be determined as of the Marital Dissolution, unless the notice of intent to purchase is given more than 180 days after the Marital Dissolution, in which event, the determination shall be made as of the date notice of intent to purchase is given.
(f) If the Company and the Member who has experienced the Marital Dissolution collectively do not exercise their option as to all of the Former Spouse's Economic Interest, then the Former Spouse shall continue to hold the unpurchased portions solely as an Economic Interest subject to the provisions of this Agreement, including the terms of this Agreement which sets forth conditions on the right of the Former Spouse to become a substitute Member.

SECTION 9
CONFIDENTIALITY, WORK PRODUCT, COMPETITION

9.1 Confidential Information. The Members agree that all Confidential Information is the sole property of the Company and that at all times, both during and after such time as a Member continues to hold a Membership Interest or an Economic Interest, they will keep in confidence and trust all Confidential Information, and will not use or disclose any Confidential Information to any other Person without the written consent of the Company, except as may be necessary in the ordinary course of performing their duties as a Member, Director and/or Officer of the Company.
9.2 Competitive Activities. Each Member and the Company waive any and all rights and duties that they may have against any other Member or any Manager and any affiliate as a result of taking any such opportunities or any of such activities that may otherwise be included within the scope of the business opportunity doctrine.
9.3 Work Product.
(a) Ownership of Work Product. All Work Product shall be the sole property of the Company whether as "Works for Hire" or otherwise and each Member hereby assigns to Company all of such Member's right, title and interest in and to such Work Product, including patent rights, copyrights, trademarks and trade secrets. Company shall have full title to and full ownership of the Work Product developed by a Working Member, either alone or with others (whether or not any such persons are employees or consultants to Company). Company may copyright, trademark, patent, license, sublicense, transfer, commercialize, exploit or otherwise dispose of the Work Product, or any aspect, version or part thereof.
(b) Disclosure to Company. A Member shall disclose promptly and in writing to Company all Work Product created or discovered by such Member in the course of delivering services to the Company, which such Member, alone or with others, whether or not such others are employees or consultants to the Company, conceives or makes within the scope of this Agreement, and will not disclose any such Work Product to others, except as required by the Company. Any records maintained by the Member relating to the Work Product are the product of the Company and shall

be available to the inspection of the Company upon request. Upon termination of such Working Member's services with the Company or termination of such Member's Membership Interest, all such records shall be delivered to the Company, subject to the Member's right to copy such materials which are not Work Product or which the Company consents to permit in writing.

9.4 Survival. The provisions of this Agreement and obligations of the Members relating to Confidential Information, Competitive Activities and Work Product as set forth in this Section 9 shall survive the resignation, withdrawal or termination of a Manager or Member.

SECTION 10
ACCOUNTING, RECORDS, REPORTING BY MEMBERS

10.1 Books and Records.

(a) General. The books and records of the Company shall be kept at its principal office, and the financial position and the results of its operations recorded, in accordance with the accounting methods followed for federal income tax purposes. The books and records of the Company shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business.

(b) Member and Director Information. The names and addresses of Members and Managers, and all information regarding Capital Contributions, Units, and Percentage Interests initially reflected on Exhibit A to this Agreement, and all changes or updates to such identifying and ownership information including, without limitation, admission of new Members, issues of Common Units or Preferred Units, Additional Capital Contributions and Transfers of Units shall be maintained and updated by the Company in an updated form of Exhibit A to this Agreement, or, at the discretion of the Company, in a form from which a report or reports can be issued setting forth the information initially presented in Exhibit A in a reasonably up-to-date form.

10.2 Inspection Rights.

(a) Inspection Rights of Manager. The principals of the Manager individually shall have the right to examine any and all of the information, books and records of the Company including all documents contemplated by or described in this Agreement, including all documents, books and records described in Section 10.1 for a purpose reasonably related to the Manager's rights and duties under this Agreement.

(b) Limited Inspection Rights of Members. The Manager and Officers shall have the rights to keep confidential from the Members, for such periods as the Manager deems reasonable, any information which the Managers reasonably believes to be a trade secret or in the nature of a trade secret or other information, the disclosure of which the Manager in good faith believes would damage the Company, the Business, or which the Company is required by law or under contract to keep confidential.

Furthermore, the rights of Members to review the books and records of the Company and receive information regarding the Company shall be strictly limited to (i) an annual balance sheet and income statement for the Company, (ii) tax information required to be distributed to Members under Section 10.3, and (iii) such other information as the Manager chooses to disseminate to the Members from time to time; provided that notwithstanding the foregoing restrictions, it is the Manager's intent to provide sufficient information to Members to permit the Members to make informed decisions on any matter subject to the vote, consent or approval of the particular class of Member.

(c) Subject to this Agreement, upon the request of any Member, for purposes reasonably related to the interest of that Member, the Officers of the Company shall promptly deliver to the requesting

Member, at the expense of the requesting Member, a copy of any of the information required to be maintained under this Agreement.

(d) Subject to this Agreement, each Member may request to inspect and copy during normal business hours (i) any of the Company records described in this Agreement, and (ii) promptly after their becoming available, a copy of the Company's federal, state, and local income tax or information returns for each Fiscal Year. The Manager shall cause the Company to respond to such request as promptly as practical (but in no event in less than five (5) business days), and, in their discretion, may, pursuant to this Agreement, permit access to all or some portion of the books and records requested or deny the request.

(e) Any request for inspection by a Member under this Agreement may be made by that Person or that Person's agent or attorney.

10.3 Annual Statements.

(a) The Chief Financial Officer, at Company expense, shall cause to be prepared at least annually, at Company expense, information necessary for the preparation of the Members' federal and state income tax returns. The Manager or Officers shall send or cause to be sent to each Member within ninety (90) days after the end of each taxable year such information as is necessary to complete federal, state and international income tax or information returns.

(b) At the Company's expense, the Company shall cause to be filed at least annually the information required by the Texas Secretary of State. The Company also shall cause to be filed on a timely basis any other information required to be filed with a state in which the Company is doing business.

10.4 Filings. The Chief Financial Officer, at Company expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Chief Financial Officer, at Company expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to, or restatements of, the Certificate and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations. If a Manager required by the Act to execute or file any document fails, after demand, to do so within a reasonable period of time or refuses to do so, any other principal of the Manager or Member may prepare, execute and file that document with the Texas Secretary of State.

10.5 Bank Accounts. The Chief Financial Officer shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and, except as expressly permitted in this Agreement, shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

10.6 Accounting Decisions and Reliance on Others. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Chief Financial Officer. The Chief Financial Officer may rely upon the advice of the Company's accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

10.7 Tax Matters for the Company. The Manager shall act as the Tax Matters Partner pursuant to Section 6231 of the Code, and in such capacity shall from time to time cause the Company to make such tax elections as it deems to be in the best interests of the Company and the Members. The Tax Matters Partner shall represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith.

SECTION 11
DISSOLUTION AND WINDING UP

11.1 Dissolution. The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of the following:
(a) Upon the happening of any event of dissolution specified in the articles;
(b) Upon the unanimous vote of the Members;
(c) Upon the sale of all or substantially all of the assets of the Company; or
(d) Upon the entry of a decree of judicial dissolution under Section 18-802 of the Act.

11.2 Winding Up. Upon the occurrence of any event specified in this Agreement, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Manager shall be responsible for overseeing the winding up and liquidation of Company, shall take full account of the liabilities of Company and assets, shall either cause its assets to be sold or distributed, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in this Agreement. The Manager winding up the affairs of the Company shall not be entitled to compensation for such services, other than Compensation provided under the Service Agreements, if any, of the Manager.

11.3 Distributions in Kind. Any non-cash asset distributed to one or more Members shall first be valued at its fair market value to determine the Net Profits or Net Losses that would have resulted if such asset were sold for such value, such Net Profits or Net Losses shall then be allocated pursuant to this Agreement, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in such distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The fair market value of such asset shall be determined by the Company, or if none, by a Majority Interest of the Members.

11.4 Order of Payment Upon Dissolution. After determining that all the known debts and liabilities of the Company, including without limitation, debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets shall be distributed to the Members in proportion to the positive balances of their respective Capital Accounts.

11.5 Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely at the assets of the Company for the return of his or her positive Capital Account balance and shall have no recourse for his or her Capital Contribution and/or share of Net Profits (upon dissolution or otherwise) against the Company or any other Member.

11.6 Certificate of Cancellation. The Manager shall cause to be filed in the office of, and on a form prescribed by, the Texas Secretary of State, a Certificate of Cancellation upon the completion of the winding up of the affairs of the Company.

11.7 No Action for Dissolution. Except as expressly permitted in this Agreement, a Member shall not take any voluntary action seeking dissolution of the Company. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required under this Agreement. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Economic Interests. Accordingly, except where the Managers or Members have failed to liquidate the Company as

required by this Section 11, each Member hereby waives and renounces his or her right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company.

SECTION 12
INVESTMENT REPRESENTATIONS

As of the date this Agreement is executed, each Member hereby represents and warrants to, and agrees with, the Manager, the other Members, and the Company as follows:

12.1 Pre-existing Relationship or Experience.

(a) The Member has a pre-existing personal or business relationship with the Company or one or more of its officers, Manager or control persons; or

(b) By reason of the Member's business or financial experience, or by reason of the business or financial experience of the Member's financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, the Member is capable of evaluating the risks and merits of an investment in the membership interest and of protecting the Member's own interests in connection with this investment.

12.2 No Advertising. The Member has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement, or any other form of advertising or general solicitation with respect to the sale of the membership interest.

12.3 Investment Intent. The Member is acquiring the membership interest for investment purposes for the Member's own account only and not with a view to or for sale in connection with any distribution of all or any part of the membership interest. No other person will have any direct or indirect beneficial interest in or right to the membership interest.

12.4 Purpose of Entity. If the Member is a corporation, partnership, limited liability company, trust, or other entity, it was not organized for the specific purpose of acquiring the membership interest.

12.5 Reserved.

12.6 Economic Risk. The Member is financially able to bear the economic risk of an investment in the membership interest, including the total loss thereof.

12.7. No Registration of Membership Interest. The Member acknowledges that the membership interest has not been registered under the Securities Act or qualified under any state securities laws, as amended, or any other applicable securities laws in reliance, in part, on the Member's representations, warranties, and agreements herein.

12.8 Membership Interest in Restricted Security. The Member understands that the membership interest is a "restricted security" under the Securities Act in that the membership interest will be acquired from the Company in a transaction not involving a public offering, and that the membership interest may be resold without registration under the Securities Act only in certain limited circumstances and that otherwise the membership interest must be held indefinitely.

12.9 No Obligation to Register. The Member represents, warrants, and agrees that the Company and the Manager are under no obligation to register or qualify the membership interest under the Securities Act or under any state securities law, or to assist the Member in complying with any exemption from registration and qualification.

12.10 No Disposition in Violation of Law. Without limiting the representations set forth above, the Member will not make any disposition of all or any part of the membership interest which

will result in the violation by the Member or by the Company of the Securities Act, or any other applicable securities laws. Without limiting the foregoing, the Member agrees not to make any disposition of all or any part of the membership interest unless and until:
There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or the Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (ii) if reasonably requested by the Company, the Member has furnished the Company with a written opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law.
12.11 Investment Risk. The Member acknowledges that the membership interest is a speculative investment which involves a substantial degree of risk of loss by the Member of the Member's entire investment in the Company, that the Member understands and takes full cognizance of the risk factors related to the purchase of the membership interest.
12.12. Investment Experience. The Member is an experienced investor in unregistered and restricted securities of speculative and high-risk ventures.
12.13 Restrictions on Transferability. The Member acknowledges that there are substantial restrictions on the transferability of the membership interest pursuant to this Agreement, that there is no public market for the membership interest and none is expected to develop, and that, accordingly, it may be impossible for the Member to liquidate the Member's investment in the Company.
12.14 Information Reviewed. The Member has received and reviewed all information the Member considers necessary or appropriate for deciding whether to purchase the membership interest. The Member has had an opportunity to ask questions and receive answers from the Company and its officers, Manager and employees regarding the terms and conditions of purchase of the membership interest and regarding the business, financial affairs, and other aspects of the Company and has further had the opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense) which the Member deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided to the Member.
12.15 No Representations By Company. Neither any Manager, agent or employee of the Company, nor any other person has at any time expressly or implicitly represented, guaranteed, or warranted to the Member that the Member may freely transfer the membership interest, that a percentage of profit or amount or type of consideration will be realized as a result of an investment in the membership interest, that past performance or experience on the part of the Manager or their affiliates or any other person in any way indicates the predictable results of the ownership of the membership interest or of the overall Company business, that any cash distributions from Company operations or otherwise will be made to the Members by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.
12.16 Consultation with Attorney. Each Member has been advised to consult with such Member's own attorney regarding all legal matters concerning an investment in the Company, the amendment and restatement of this Agreement that may have altered the rights preferences and privileges of the Member and the tax consequences of participating in the Company, and has

done so, to the extent such Member considers necessary.

12.17 Tax Consequences. Each Member acknowledges that the tax consequences to such Member of investing in the Company will depend on such Member's particular circumstances, and neither the Company, the Manager, the Members, nor the partners, shareholders, members, Manager, agents, attorneys, officers, directors, employees, affiliates, or consultants of any of them will be responsible or liable for the tax consequences to such Member of an investment in the Company. Each Member will look solely to, and rely upon, such Member's advisers with respect to the tax consequences of this investment.

12.18 No Assurance of Tax Benefits. Each Member acknowledges that there can be no assurance that the Code or the Regulations will not be amended or interpreted in the future in such a manner so as to deprive the Company and the Members of some or all of the tax benefits they might now receive, nor that some of the deductions claimed by the Company or the allocations of items of income, gain, loss, deduction, or credit among the Members may not be challenged by the Internal Revenue Service or any applicable state taxing agencies.

12.19 Indemnity. Each Member shall indemnify and hold harmless the Company, the Manager, each and every other Member, and any officers, directors, shareholders, members, employees, partners, agents, attorneys, registered representatives, and control persons of any such entity who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of or arising from any misrepresentation or misstatement of facts or omission to represent or state facts made by such Member including, without limitation, the information in this Agreement, against losses, liabilities, and expenses of the Company, the Manager, each and every other Member, and any officers, directors, shareholders, Manager, members, employees, partners, attorneys, accountants, agents, registered representatives, and control persons of any such person (including attorneys' fees, judgments, fines, and amounts paid in settlement, payable as incurred) incurred by such person in connection with such action, suit, proceeding, or the like.

SECTION 13
MISCELLANEOUS

13.1 Complete Agreement. This Agreement and the Certificate of Formation constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter herein and replace and supersede all prior written and oral agreements or statements by and among the Members or any of them, except to the extent such terms are set forth in any Service Agreements. The Service Agreements incorporate all of the provisions of this Agreement, but constitute separate agreements establishing terms for the specific relationship between the Company and each of the individual Members.

13.2 Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members and their respective successors and assigns.

13.3 Parties in Interest. Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the Members and their respective successors and assigns nor shall anything in this Agreement relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

13.4 Pronouns; Statutory References. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. Any reference to the Code, the Regulations, the Act, or other statutes or laws will include all amendments, modifications, or replacements of the sections and provisions concerned.
13.5 Headings. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.
13.6 Choice of Law; Jurisdiction. This Agreement shall be construed and enforced in accordance with the laws of the State of Texas. Each Member hereby consents to the exclusive jurisdiction of the state and federal courts sitting in Galveston County, Texas in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement, provided such claim is not required to be arbitrated pursuant to this Agreement. Each Member further agrees that personal jurisdiction over him or her may be affected by service of process by registered or certified mail addressed as provided in this Agreement, and that when so made shall be as if served upon him or her personally.
13.7 Mediation and Arbitration. Except as otherwise provided in this Agreement, any controversy or claim arising out of or relating to this Agreement or the breach thereof shall be settled by mediation, or by arbitration before a single arbitrator in Galveston County, Texas.
(a) Mediation. The parties shall, before the commencement of arbitration proceedings, attempt in good faith to settle their dispute by mediation.
(b) Arbitration. Any matter not settled by mediation shall be submitted to the American Arbitration Association for final and binding arbitration in Galveston County, Texas. The costs of the arbitration, including any American Arbitration Association administration fee, the arbitrator's fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration. Attorneys' fees shall be awarded to the prevailing or most prevailing party as determined by the arbitrator. The provisions of the Commercial Arbitration Rules of the American Arbitration Association shall apply to the arbitration. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law.
13.8 Exhibits. All Exhibits attached to this Agreement are incorporated and shall be treated as if set forth herein.
13.9 Severability. If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.
13.10 Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby.
13.11 Notices. Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing (which may include facsimile and email) and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address specified in Exhibit A hereto. Any party may, at any time by giving five (5) days' prior written notice to the other parties, designate any other address in substitution of the foregoing address to which such notice is to be given.
13.12 Amendments. This Agreement may not be amended except by a written instrument adopted

by the Manager and approved by a Majority Interest of the Members.

13.13 No Interest in Company Property; Waiver of Action for Partition. No Member or Assignee has any interest in specific property or Business Assets of the Company. Without limiting the foregoing, each Member and Assignee irrevocably waives during the term of the Company any right that he or she may have to maintain any action for partition with respect to the property or Business Assets of the Company.

13.14 Attorney Fees. In the event that any dispute between the Company and the Members or among the Members arising out of or related to this Agreement should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorney fees and costs incurred in enforcing such judgment and an award of prejudgment interest from the date of the breach at the maximum rate of interest allowed by law.

All of the Members of FROM THE PLAYBOOK OF JOHNNY LLC, a Texas limited liability company, have executed this Operating Agreement, effective as of the date written above.

SIGNATURE PAGE TO FOLLOW

MANAGER:

BAYVIEW PRODUCTIONS LLC, a Texas limited liability company.

DocuSigned by:
William Clunoke
BDE34F7DFC7B430...
____
(Authorized Signatory)

____
Print Name

____
Position

____

Date

MEMBERS:

EXHIBIT A

CAPITAL CONTRIBUTIONS, NAMES
AND ADDRESSES
OF MEMBERS AND MANAGERS
October 13, 2025

Member's Name and Address	Capital Contribution	Units Number	Units Type & Class	Value	Units or Threshold When Issued
______________	$__________	________	_______		_______
______________					
______________					
______________	$__________	________	_______		_______
______________					
______________					
______________	$__________	________	_______		_______
______________					
______________					
______________	$__________	________	_______		_______
______________					
______________					

Initial Directors (Manager)	**Officers**
____________________________	____________________________
____________________________	____________________________
____________________________	____________________________
____________________________	____________________________

EXHIBIT B

UNIT CERTIFICATE
PREFERRED UNITS CLASS
CERTIFICATE NO. _________ _______ UNITS

FROM THE PLAYBOOK OF JOHNNY, LLC
A Texas Limited Liability Company
Formed on January 26, 2025

This certifies that __________________________ is a Member of FROM THE PLAYBOOK OF JOHNNY, LLC and is the registered holder of __________________________ (_____) Preferred Units of equity ownership of FROM THE PLAYBOOK OF JOHNNY, LLC, transferable only on the books of the Company.

The Membership Interest in the Company represented by this Certificate and the rights of the holder as a Member of the Company are determined by the terms of the Company's Certificate of Formation filed with the Texas Secretary of State, the Operating Agreement of the Company, and the Texas Limited Liability Company Act (Del. Code Title 6, Section 18-101, et seq.) as such instruments and acts may be amended. The Units represented hereby are transferable only as permitted in the Company's Operating Agreement. THE UNITS REPRESENTED HEREBY ARE FURTHER SUBJECT TO TRANSFERABLE RESTRICTIONS AS SET FORTH IN THIS AGREEMENT. THOSE RESTRICTIONS MAY BE SUBJECT TO EXCEPTION UNDER CERTAIN CIRCUMSTANCES AS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT.

This Unit Certificate is issued as of this ______ day of ______________, 20___ and is effective only if two copies are countersigned by the holder and one is returned to the Company within thirty (30) days after issuance.

SUBSCRIPTION

I wish to acquire the Membership Interest and Units in FROM THE PLAYBOOK OF JOHNNY, LLC as set forth on this Certificate. I have read the Operating Agreement of the Company, and I know and understand the terms of the Operating Agreement including those terms relating to the transfer restrictions. I hereby subscribe to the Operating Agreement and agree to abide by and be subject to all of the terms and provisions of the Operating Agreement. I agree that my Membership Interest and Units are subject to the terms of the Operating Agreement, and I further agree and acknowledge that my Units are subject to Transferable Restrictions as set forth in the Operating Agreement.

Signed: ____________________________________

Name: _____________________________________

EXHIBIT C-1

(Member Form)

SUBSCRIPTION AGREEMENT
FROM THE PLAYBOOK OF JOHNNY, LLC

A Texas Limited Liability Company
Formed on January 26, 2025

I wish to become a Member of FROM THE PLAYBOOK OF JOHNNY, LLC, a Texas Limited Liability Company (the "Company"). I have read the Operating Agreement of the Company, and I know and understand its terms. I hereby subscribe to the Operating Agreement and agree to abide by and be subject to all of the terms and provisions of the Operating Agreement and agree that my Membership Interest is subject to the provisions of the Operating Agreement.

I understand that investing in the Company involves a high degree of risk, including the risk of losing all or a substantial portion of my Capital Contribution. I have such financial and business knowledge and experience that I am capable of evaluating the risks and merits of this investment, and I have had an opportunity to ask any questions and obtain any additional information desired concerning the Company prior to making a Capital Contribution. I also understand that no federal or state agency has made any determination as to the fairness of the investment or has recommended it.

Date: ________________

Signed:___________________________

Name: ___________________________

AGREED TO AND ACCEPTED ON BEHALF OF FROM THE PLAYBOOK OF JOHNNY, LLC:

Date: _________________

FROM THE PLAYBOOK OF JOHNNY, LLC,

By: _________________________

Name: ______________________,
Manager

EXHIBIT C-2
(Permitted Transferee Form)

SUBSCRIPTION AGREEMENT

FROM THE PLAYBOOK OF JOHNNY, LLC

A Texas Limited Liability Company
Formed on January 26, 2025

I wish to become a Member of FROM THE PLAYBOOK OF JOHNNY, LLC, a Texas Limited Liability Company (the "Company"). I have read the Operating Agreement of the Company, and I know and understand its terms. I hereby subscribe to the Operating Agreement and agree to abide by and be subject to all of the terms and provisions of the Operating Agreement and agree that my Membership Interest is subject to the provisions of the Operating Agreement.

I understand that as a Permitted Transferee of Preferred Units, the Units represented by this Certificate are subject to forfeiture or repurchase by the Company in the event of a Termination Event affecting the Transferor.

Date: ________________

Signed:___________________________

Name: ___________________________

AGREED TO AND ACCEPTED ON BEHALF OF FROM THE PLAYBOOK OF JOHNNY, LLC:

Date: _________________

FROM THE PLAYBOOK OF JOHNNY, LLC,

By: _________________________

Name: ______________________,
Manager

EXHIBIT D

DETERMINATION OF COMPANY VALUATION, UNIT VALUE, AND REDEMPTION PRICE

1. Unit Values. Unit Value is determined by treating the Company Valuation as of a particular date as the cash distributable upon liquidation of the Company after payment of all creditors and then determining the amount which would be distributable to each type and Class of Unit (Common Unit, Preferred Units). For purposes of determining Unit Values, Units subject to options or conversion or similar rights shall be treated as outstanding only if the Unit Value for the Units subject to the option or conversion right is higher than the exercise or conversion price, and the option exercise or conversion price shall be taken into account as an amount paid for the Units.

2. Company Valuation. The formula and procedure for determining the Company Valuation will differ for purposes of issuing Units as compared to the repurchase or redemption of Units under this Agreement.

(a) Upon Issuance of Units. Upon issuance of Units, the Company Valuation shall be established in the discretion of the Manager, based upon its good faith determination, taking into account the full going concern value and earnings potential of the Company. Any Valuation Increase or Valuation Decrease shall be based upon determination of Company Valuation in connection with and in the same manner as in the issuance of Units, taking into account the full going concern value and future prospects of the Company.

(b) Determination of Company Valuation and Redemption Price of Units Upon Repurchase or Redemption of Units. The Company Valuation upon repurchase or redemption of Units under this Agreement entails valuation of a liquidation value for the Company in that the selling Former Member will not realize the full going concern value or value to be derived from future prospects of the Company. In the event of a repurchase under this Agreement, the Company Valuation and Redemption Price shall be determined within seventy-five (75) days following receipt of actual notice of the Termination Event.

EXHIBIT E

DESCRIPTION OF SERIES

EXHIBIT F

SPECIAL ALLOCATIONS

1. Any expense or deduction arising as the result of issuance of Common Units to a Common Member shall be specially Allocated to that Common Member.
2. Proceeds from Buy-Out Insurance and Key Person Insurance are allocated to Members other than the Covered Member.

Member Initials:

__________ __________ __________ __________

CONSENT OF SPOUSE

The undersigned is the spouse of a party to the Operating Agreement (the "Agreement") of FROM THE PLAYBOOK OF JOHNNY LLC (the "Company"). I acknowledge and agree as follows: I have read the Agreement and I understand its contents. I am aware that under terms of the Agreement, in the event my spouse terminates his or her relationship with the Company, my spouse grants the Company and/or the other Members an option to purchase all of Membership Interest, including my community property interest (if any) in the Membership Interest, or any Economic Interest that I may have received from my spouse through a Transfer. I understand that under certain circumstances, this option may subject an Economic Interest I may hold to repurchase at a formula price determined under the Agreement.

I hereby consent to the provisions of the Agreement that could potentially apply to me as a spouse or Economic Interest holder. I agree that the Membership Interest held by my spouse and my Economic Interest in it are subject to the provisions of the Agreement and that I will take no action at any time to hinder operation of the Agreement on such Membership Interest or my Economic Interest.

Date: ________________

Signed: __________________________

Name: ___________________________